  Exhibit 99.1

CANARC RESOURCE CORP. #810 – 625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.685-9744 TF: 1.877.684.9700	www.canarc.net CCM: TSX CRCUF: OTCQX

NEWS RELEASE

Canarc Appoints New CEO

Vancouver, Canada – October 23, 2018 – Canarc Resource Corp. (TSX: CCM, OTCQX: CRCUF, Frankfurt: CAN) (“Canarc” or the “Company”) announces, effective today, the appointment of Director Scott Eldridge as the new Chief Executive Officer. Bradford Cooke who has held the position as Interim CEO will continue as Chairman of the Company.

Scott Eldridge has over 10 years of experience in the mining sector, spanning various executive roles with both private and public companies. He has a proven track record of raising capital for mining projects from exploration stage to construction financing.

Bradford Cooke, Canarc Chairman and Interim CEO, commented “I am pleased to welcome Scott Eldridge to the Canarc Management team. His leadership, capital markets experience and investor network should help unfold the full potential of our current gold projects and corporate strategy.”

Over the span of his career, Scott has worked with different commodities including gold, silver, diamonds, copper, iron ore, vanadium, zinc and potash, in a variety of locations including the United States, Canada, Brazil, Argentina, Mexico, Finland, Sweden, Spain, Romania and Ghana. He has worked mostly with junior companies guiding them through the advancement process of exploration, resource estimation and economic valuation leading to an M&A event or construction.

Most recently he was President and CEO of Arctic Star Exploration (TSX-V: ADD), a diamond exploration company. Prior he held the position of CFO and VP Finance with Amarillo Gold (TSX-V: AGC) a gold developer in Brazil. Additionally, he co-founded Euroscandic International Group Inc., a private company that offered investment banking services to natural resource companies. During his time in the industry Scott has been responsible for raising in excess of $500 million in combined equity and debt financing for mining projects varying from exploration to construction financing around the globe. Mr. Eldridge has a B.B.A. from Capilano University in Vancouver Canada, and an M.B.A. from Central European University in Budapest Hungary.

Bradford Cooke, Chairman
CANARC RESOURCE CORP.

About Canarc - Canarc Resource Corp. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America.  The Company is currently advancing two core assets, each with substantial gold resources, and has initiated a high impact exploration strategy to acquire and explore new properties that have district-scale gold discovery potential.  Canarc shares trade on the TSX: CCM and the OTCQX: CRCUF.

For More Information - Please contact:

Scott Eldridge, CEO
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Cell: (604) 722-5381
Email: scott@canarc.net Website: www.canarc.net

Cautionary Note – Forward looking Statements

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, potential acquisitions by the Company, and future exploration plans of the Company, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of corporate activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with the exploration and mining business, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American securities regulatory agencies. Corporate goals and forecasts may be based on data insufficient to support them. Mr. Garry Biles, Canarc President & COO is the Qualified Person for the Company for technical disclosures as required by NI 43-101. The Company expressly disclaims any obligation to update any forward looking statements, except as required by applicable laws. We seek Safe Harbor.